Exhibit 99.4

Trading Data

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons in respect of the shares of Common Stock since the filing of the Schedule.

STARTEEPO Invest, investicni fond s promennym zakladnim kapitalem, a.s.

Trade Date	Shares	Purchase Price ($)
05.26.2026	95,000	3.0417
05.26.2026	5,000	3.055
05.26.2026	400,000	2.9813
05.26.2026	300,000	3.189
05.28.2026	70,000	3.2295
05.28.2026	300,000	3.1857
06.01.2026	30,000	3.33
06.02.2026	100,000	3.1574

Frantisek Bostl

Trade Date	Shares	Purchase Price ($)
05.28.2026	100,000	3.1673